

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 13, 2018

Via E-mail
Brett Moyer
Chief Executive Officer
Summit Semiconductor, Inc.
6840 Via Del Oro Ste. 280
San Jose, CA 95119

     Re: Summit Semiconductor, Inc.
              Amendment No. 5 to Registration Statement on Form S-1
              Filed July 6, 2018
              File No. 333-224267

Dear Mr. Moyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover

1.   We note your revised disclosure indicates that you will not consummate your offering until Nasdaq approves your listing application. We also note you continue to disclose that no arrangements have been made to place funds received in the offering in escrow or a similar account pending closing. Since the initial closing of your offering will be contingent on Nasdaq approval, please revise the disclosure throughout your filing so that it is consistent with Exchange Act Rule 15c2-4. Also, disclose what will happen to investor funds if you terminate the offering; ensure your disclosed actions will comply with Exchange Act Rule 10b-9.

2.   Given your disclosure in the last risk factor on page 21, if there is a known minimum dollar amount you will need to raise in order to obtain Nasdaq approval, please disclose that minimum dollar amount.

        Please contact Caleb French at (202) 551-6947 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

                                          Sincerely,

                                          /s/ Kevin J. Kuhar

                                          Kevin J. Kuhar
                                          Accounting Branch Chief
                                          Office of Electronics and Machinery

cc: David E. Danovitch, Esq.
        Robinson Brog Leinwand Greene Genovese & Gluck, P.C.